

SE 07001380 MISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53441

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AQUILO PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE MARITIME PLAZA, 15th FLOOR
(No. and Street)

SAN FRANCISCO (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN RUMSEY (415) 677-0309
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAUTZE & LAUTZE CPAs & FINANCIAL ADVISORS
(Name – *if individual, state last, first, middle name*)

111 WEST ST. JOHN STREET, SUITE 1010 SAN JOSE CA 95113
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 12 2007
THOMSON FINANCIAL



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2007
WASH. D.C.
156

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN RUMSEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AQUILO PARTNERS, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MAHESH PATEL
Commission # 1425673
Notary Public - California
San Francisco County
My Comm. Expires Jun 21, 2007

Signature

CEO

Title

Notary Public

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or ~~affirmed~~) before me on this 23rd day of February, 2007, by JOHN RUMSEY ~~personally known to me~~ or proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

Notary Signature

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AQUILO PARTNERS, INC.

FINANCIAL STATEMENT

For The Year Ended December 31, 2006



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Aquilo Partners, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of *Aquilo Partners, Inc.* (the Company) as of December 31, 2006, that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of *Aquilo Partners, Inc.* as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Lautze & Lautze

San Jose, California
February 21, 2007

AQUILO PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS	
Current assets:	
Cash and cash equivalents	$ 3,784,601
Other assets	89,671
Prepaid California franchise tax	10,137
Total current assets	3,884,409
Investments	157,511
Property and equipment, net of accumulated depreciation	49,641
Total assets	$ 4,091,561
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable	$ 78,625
Accrued expenses	181,202
Total liabilities	259,827
Commitments	
Stockholders' equity:	
Common stock, $.0001 par value; 30,000,000 shares authorized; 501,873 shares issued and outstanding	50
Paid-in capital	272,203
Retained earnings	3,559,481
Total stockholders' equity	3,831,734
Total liabilities and stockholders' equity	$ 4,091,561

See notes to financial statement.

AQUILO PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Aquilo Partners, Inc. (the Company) was incorporated in California in March 2001. The Company is a member of the National Association of Securities Dealers (NASD). The Company is a boutique investment banking firm specializing in mergers and acquisitions, advisory services and private placements for life science companies. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Organization Costs

Organization expenses are stated at cost and are amortization on a straight-line basis over five years.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of receivables and payables approximate fair value because of the short maturity of these instruments.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents.

Reimbursed Expenses

Contracts allow for the Company to obtain reimbursement for all reasonable out of pocket costs and expenses incurred. These expenses are primarily legal, travel and general administrative expenses.

These reimbursements are shown as a credit to expenses in the statement of income. Any reimbursements outstanding at the year-end have been accrued and are included in other assets.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments

Investments are classified in one of three categories - held-to-maturity, trading, and available-for-sale. Only debt securities can be classified as held-to-maturity and they are measured at amortized cost. Debt or equity securities can be classified as trading or available-for-sale securities which are stated at fair market value. All investments are held for future sale, in case of a market value change, any gain or loss will be reported on the income statement.

The Company is holding 325,000 shares of Series B Preferred stock in Saegis Pharmaceuticals, Inc., a privately held company. This stock was received in consideration for services provided. Pursuant to a merger agreement, at December 31, 2006, the stock was valued at $12,103. If certain benchmarks are met in the future, the value of the stock could increase.

The Company is holding warrants to purchase common stock in Anesiva, Inc., a publicly held company. These warrants were received in consideration for services provided. As the investment is not traded on a national exchange, a market value is not readily obtainable. The warrants expire in 2009. The value of the warrants have been adjusted to reflect estimated fair market value based upon a modified Black Scholes pricing model computation.

The Company is holding warrants to purchase common stock in Tm Bioscience, Inc., a privately held company. These warrants were received in consideration for services provided. As the investment is not traded on a national exchange, a market value is not readily obtainable. The warrants expire in 2010. The value of the warrants have been adjusted to reflect estimated fair market value based upon a modified Black Scholes pricing model computation.

The Company is holding warrants to purchase Series C Preferred stock in Aerovance, Inc., a privately held company. These warrants were received in consideration for services provided. As the investment is not traded on a national exchange, a market value is not readily obtainable. The warrants expire in 2011. The value of the warrants have been adjusted to reflect estimated fair market value based upon a modified Black Scholes pricing model computation.

The Company is holding warrants to purchase Series B Preferred stock in Solstice Neurosciences, Inc., a privately held company. These warrants were received in consideration for services provided. As the investment is not traded on a national exchange, a market value is not readily obtainable. The warrants expire in 2011. The value of the warrants have been adjusted to reflect estimated fair market value based upon a modified Black Scholes pricing model computation.

The Company also holds 83,580 shares of common stock of Cengent Therapeutic, Inc., a privately held company. This stock was received in consideration for services provided to a predecessor company. The Company believes that these are of no value and therefore there is no value recorded on the financial statements for this investment.

AQUILO PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are carried at cost. Assets acquired by capital leases are carried at their present values on their acquisition dates. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals are capitalized. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts, and any gain or loss is reflected in earnings. Depreciation is calculated using the straight-line method over the following estimated useful lives:

Furniture and fixtures	5 - 7 years
Computer equipment	3 years

Depreciation is calculated using accelerated rates for tax purposes. Modified Accelerated Cost Recovery System rates are applied for federal and California tax purposes.

Concentrations of Credit Risk

Financial Instruments

Financial instruments, which potentially subject the Company to concentrations of credit risks, principally consist of cash equivalents. The Company maintains its cash in bank accounts which may, at times, exceed the federally-insured limits. The Company has not experienced any losses in such accounts. Management believes that it is not exposed to any significant credit risk on short-term investments and cash equivalents.

Concentrations

The Company concentrates its efforts on a small number of clients each year. These clients will change as projects are completed and new projects commence. During 2006, the Company recognized revenue on three contracts.

The Company's ability to generate new contracts is dependent upon the overall economic condition of the industries in which the potential customers operate.

2. PROPERTY AND EQUIPMENT

Furniture and fixtures	$ 58,207
Computer equipment	33,298
	91,505
Less accumulated depreciation	(41,864)
	$ 49,641

AQUILO PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2006

3. ORGANIZATION COST

Organization cost	$	5,005
Less accumulated amortization		(5,005)
	$	-

4. OTHER ASSETS

Reimbursement receivable	$	58,286
Prepaid expenses		31,385
	$	89,671

5. RELATED PARTY

Included in accounts payable is $6,343 due to stockholders.

6. PROFIT SHARING PLAN AND PENSION PLAN

Effective December 31, 2005, the Company adopted a 401(k) profit sharing plan covering substantially all employees. Contributions under the plan are made in such amounts as may be determind by the Board of Directors in conformity with provisions of the Employee Retirement Income Security Act of 1974. The Company contributed $166,717 to the profit-sharing plan in 2006.

Employees meeting certain age and length of service requirements are covered by a discretionary salary deferral 401(k) plan. Employees may contribute up to the defined statutory limit into the plan. The plan also allows for the Company to make a discretionary matching contribution, to be determined each year by the Company. During 2006, the Company did not make any matching contributions.



LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

BEST AVAILABLE COPY

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULES 15c3-3 AND 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Aquilo Partners, Inc.
San Francisco, California

We have audited the accompanying financial statement of *Aquilo Partners, Inc.* as of and for the year ended December 31, 2006, and have issued our report thereon dated February 21, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rules 15c3-3 and 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Lautze & Lautze

San Jose, California
February 21, 2007

AQUILO PARTNERS, INC.

SUPPLEMENTARY FINANCIAL INFORMATION

For The Year Ended December 31, 2006

AQUILO PARTNERS, INC.
FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
December 31, 2006

Schedule I

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 3,831,734
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity Qualified for Net Capital		
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits (List)		
5.	Total capital and allowable subordinated liabilities		
6.	Deductions and/or charges		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) (See Note D)	$ 306,960	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities proprietary capital charges		
	D. Other deductions and/or charges		306,960
7.	Other additions and/or allowable credits (List)		
8.	Net capital before haircuts on securities positions		3,524,774
9.	Haircuts on securities (computed where applicable pursuant to 15c3-1(f))		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue Concentration		
	E. Other (List)	11,126	11,126
10.	Net Capital		$ 3,513,648

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 18)	$ 17,322
12.	Minimum dollar net capital requirement of reporting broker or dealer minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000
13.	Net capital requirement (greater of line 11 or 12)	17,322
14.	Excess net capital (line 10 less 13)	3,496,326
15.	Excess net capital at 1000% (line 10 less 10% of line 18)	$ 3,487,665

See independent auditors' report for supplementary financial information.

AQUILO PARTNERS, INC.
FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (CONTINUED)
December 31, 2006

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from Statement of Financial Condition		$ 259,827
17.	Add:		
	A. Drafts from immediate credit		
	B. Market value of securities borrowed from which no equivalent value is paid or credited		
	C. Other unrecorded amounts (List) proprietary capital charges		
18.	Total aggregate indebtedness		$ 259,827
19.	Percentage of total aggregate indebtedness to net capital (line 18 divided by line 10)		7 %

OTHER RATIOS

20.	Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)	0 %

NOTES

(A) The minimum net capital requirement should be computed by adding the minimum dollars net capital requirement of the reporting broker dealer and for each subsidiary to be consolidated the greater of

1. Minimum dollar net capital requirement or

2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities, which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5. Respondent should provide a list of material non-allowable assets. Non-allowable assets consist of the following:

Other assets	$ 89,671
Prepaid California franchise tax	10,137
Investments	157,511
Property and equipment, net of accumulated depreciation	49,641
	-
	$ 306,960

(D) Other haircuts consist of amounts calculated on certificates of deposit.

AQUILO PARTNERS, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2006

Schedule II

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

AQUILO PARTNERS, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2006

Schedule III

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

AQUILO PARTNERS, INC.
RECONCILIATIONS PURSUANT TO RULE 17a-5
December 31, 2006

Schedule IV

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness
Computation per respondent	$ 3,690,860	$ 82,615
Differences:		
Retirement plan contribution	(166,717)	-
Retirement plan payable	-	166,717
Accrued taxes	(10,495)	-
Taxes	-	10,495
Computation per Schedule I	$ 3,513,648 (1)	$ 259,827 (2)

(1) Differences arose from net audit adjustments relating to prepaid California franchise tax and retirement plan contribution.

(2) Differences arose from net audit adjustments relating to retirement plan payable and accrued taxes.

END